QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus, David Cresswell, Bruce Davidson and Frank Rogerson (together, "the Directors").

        Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
22 January 2004	128,148

        The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to four participant Directors in the Company's Long Term Incentive Plan (LTIP) following the exercise of nil cost options granted on 27 November 2003 upon the satisfaction of the performance conditions.

        These shares were previously shown as contingent rights for each Director.

Name	Number of options exercised and shares acquired
Mr Gareth Davis	61,871
Mr Robert Dyrbus	38,214
Mr David Cresswell	12,131
Mr Bruce Davidson	15,932

        As a result of the above, the Employee and Executive Benefit Trust now holds a total of 660,751 ordinary shares of 10p each in the Company.

T M Williams
Assistant Company Secretary

QuickLinks

  Exhibit 99.3